SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOV TRAFFIC GROWS 6% TO 9.3M CUSTOMERS

LF RISES 1% TO 96% ON LOWER FARES

Ryanair, Europe's No.1 airline, today (4 Dec) released November traffic statistics as follows:
●     Traffic grew 6% to 9.3m customers.
●     Load factor rose 1% point to 96%
●     Rolling annual traffic to November grew 11% to 128.7m customers.

	Nov 16	Nov 17	Change
Customers	8.8M	9.3M	+6%
Load Factor	95%	96%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's November traffic grew by 6% to 9.3m customers, while our load factor jumped 1% to 96%, on the back of lower fares. Ryanair customers can look forward to even lower fares when they make advance bookings for winter or summer, so there's never been a better time to book a low fare flight on Ryanair."

ENDS

For further information
please contact:
                                    Robin Kiely                             Piaras Kelly
                                    Ryanair DAC                          Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 December, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary